Exhibit 99.3

Presentation of Financial and Other Information

Financial Information

We prepare our financial statements in accordance with accounting practices adopted in Brazil, which are based on:

●	Brazilian corporate law (Law No. 6,404, dated December 15, 1976, as amended, including the provisions of Law No. 11,638, dated December 28, 2007, Law No. 11,941, dated May 27, 2009 and Law No. 12,431, dated June 24, 2011) (“Brazilian Corporate Law”);

●	accounting pronouncements issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis, or the “CPC”); and

●	as we are a public company in Brazil, rules and regulations issued by the Brazilian Security and Exchange Commission (Comissão de Valores Mobiliários, or the “CVM”).

We refer to these accounting practices as “Brazilian GAAP.” Brazilian GAAP has changed in recent years to converge with International Financial Reporting Standards, International Accounting Standards and Interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our consolidated interim financial statements as of and for the three-month periods ended March 31, 2025 and 2024 were prepared in accordance with IFRS and Brazilian GAAP.

This discussion contains our consolidated interim financial statements as of and for the three-month periods ended March 31, 2025 and 2024, and the notes thereto, and contains the limited review report of Grant Thornton Auditores Independentes Ltda. with respect thereto. See below for further discussion.

In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”), in periods where we have either disposed of, or classified for sale, an operation, we are also required to disclose in the current period those operations’ results as discontinued operations. When such conditions exist, we are required to present the results of operations of discontinued businesses and any gain on sale of a discontinued businesses as a single amount in our statement of income separately from our continuing operations for the current period, to present the comparative period results of operations on a similar basis and to present any assets held for sale separately in our consolidated balance sheet in the period in which the transaction occurs.

On August 28, 2023, we entered into a share purchase agreement committing to sell to Minerva certain cattle and lamb slaughter units in Argentina, Brazil, Chile and Uruguay, for a total consideration of R$7.5 billion (the “Minerva Transaction”). On October 28, 2024, we closed the Minerva Transaction. As of that date, we received R$5.6 billion, in addition to R$1.5 billion that was paid at signing. The closing of the sale of our units in Uruguay remains subject to ongoing antitrust review. On May 21, 2024, the Comisión de Promoción y Defensa de la Competencia (“CPDC”) of Uruguay issued a resolution denying authorization for the sale of our cattle slaughter units in Colônia, Salto, and San José, Uruguay (the “Discontinued Operations”). On October 30, 2024, the CPDC reaffirmed its prior decision. We have filed an appeal against the CPDC’s ruling. See note 12 to our consolidated interim financial statements as of and for the three-month period ended March 31, 2025. See “Discontinued Operations.”

Our consolidated interim financial statements as of and for the three-month period ended March 31, 2025 exclude the results of operations of the Discontinued Operations that were sold to Minerva. Our consolidated statement of financial position, consolidated statement of changes in shareholders’ equity and consolidated statement of added value as of and for the three-month period ended March 31, 2025 exclude the Discontinued Operations.

Unless otherwise indicated, all financial data contained in this discussion are presented on the basis of continuing operations only.

Convenience Translations into U.S. Dollars

Certain Brazilian real amounts included in this discussion have been translated, solely for the purposes of convenience for the reader, into U.S. dollars at the exchange rate as of March 31, 2025 of R$5.7422 to U.S.$1.00. Where those amounts have been translated, the relevant figures have been annotated.

Operational Information

Unless otherwise indicated, all production, plant and capacity data contained in this discussion are presented on the basis of continuing operations only, which excludes Discontinued Operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in these forward-looking statements as a result of various factors.

The discussion below is based on, and should be read in conjunction with, the financial statements contained elsewhere in this discussion and discussed in this section, which include our consolidated interim financial statements as of and for the three-month periods ended March 31, 2025 and 2024, as well as the information under “Presentation of Financial and Other Information.”

Overview

We are a multinational corporation and one of the world’s largest beef companies in terms of production capacity. As of March 31, 2025, we operated seven slaughter plants and others processed food plants in our North America and South America businesses. Our activities include production, processing, sale and distribution of foods made from animal protein, primarily beef, as well as a variety of other food products, such as frozen vegetables, lamb, pork, fish, sauces and desserts. As of March 31, 2025, we are the controlling shareholder of BRF, holding 50.49% of its outstanding shares, corresponding to 849,526,130 shares.

For the three-month period ended March 31, 2025, approximately 48% of our revenue came from our North America business, 12% derived from our South America business and 39% derived from BRF.

With approximately 126,000 employees, of which 100,747 are employees of BRF, we operate in the food service, retail and wholesale channels, offering innovative, safe and healthy choices. We have a diversified and comprehensive portfolio of products that can be found in major restaurant and supermarket chains and that reach millions of individual customers in approximately 100 countries.

From April 1, 2022, we consolidated the results of BRF in our financial statements. The strategy behind the consolidation of BRF was to diversify and combine our businesses, allowing for a geographically diversified production platform, and expanding our footprint in the Americas, which is the world’s largest consumer beef market. The strategy behind the Minerva Transaction was to allow us to focus on the production of branded beef and higher value-added products.

Our business structure comprises three main divisions: North America, South America and BRF.

●	North America — Our North America business consists mainly of National Beef, which is the fourth largest beef processor in the United States. With three slaughter plants with a capacity of approximately 13,100 heads/day, National Beef represents approximately 14% of the beef slaughter capacity in the United States. As of March 31, 2025, the North America business also had a production capacity of approximately 100,000 tons of beef patties per year and one of the largest and most technologically advanced beef patty plants in the United States. The North America business’s products are sold domestically in the retail, wholesale, foodservice and processing channels, and exported to more than 35 countries. National Beef is also the United States’ leading exporter of chilled beef, with a focus on the Japanese and South Korean markets. This business also operates a wet blue tannery, a refrigerated and livestock transportation business and an online direct-to-consumer business offering high-quality beef and other gourmet food items for home delivery.

●	South America — Considering our continued and discontinued operations, our South America business is one of the region’s leading beef producers. It is recognized for its quality products and as one of South America’s main exporters. In Brazil, our business has the capacity to produce 104,000 tons of beef patties per year, with a focus on the retail and foodservice channels. We are the largest producer and exporter of organic beef in the Uruguayan industry where we focus on the production and sale of organic beef for export. In Argentina, we own two slaughter plants, are the leading producer and seller of beef patties and own one of the region’s most valuable and most recognized brands. In Chile, we are the leading beef importer and have a lamb slaughter plant in the Patagonia region.

●	BRF — BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world in terms of production capacity, according to WattAgNet, with a portfolio of approximately 6,400 stock keeping units, or SKUs, as of December 31, 2024, serving more than 440,000 clients in approximately 120 countries. We operate in a large and growing market supported by positive demographic growth trends. We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. Our processed products include marinated and frozen chicken, Chester rooster and turkey meats, specialty meats, frozen processed meats, frozen ready meals, portioned products and sliced products, among others. We also sell margarine, butter, cream cheese, sweet specialties, sandwiches, plant-based products, animal feed and pet food. We are the holder of brands such as Sadia, Perdigão, Qualy, Sadia Halal, Banvit, Perdix, Confidence and Hilal, among other regional brands. For the year ended December 31, 2024, we were responsible for 9.9% of the world’s poultry trade, according to the United States Department of Agriculture, or the USDA.

Three-Month Period Ended March 31, 2025 Compared to the Three-Month Period Ended March 31, 2024

The discussion below in reference to the three-month periods ended March 31, 2025 and 2024 is exclusive of Discontinued Operations.

The following discussion is presented on a consolidated basis, as well as by business unit, meaning, (1) North America, comprised of National Beef, (2) South America, comprised of assets in Brazil, Argentina, Uruguay and Chile, and (3) BRF.

Net Sales

Net sales increased by 24.7%, from R$31,590.9 million for the three-month period ended March 31, 2024, to R$39,405.0 million for the three-month period ended March 31, 2025. The increase in net sales is primarily due to robust sales growth across all segments, primarily driven by heightened demand in North America and capacity expansion initiatives within our South America operations.

The table below shows our net sales for our business units:

	Three-Month Period Ended March 31,		% Change
	2025	2024	2025 x 2024
	(in millions of R$)
North America
Domestic Market	17,311.6	12,552.2	37.9%
Exports	1,743.2	1,471.9	18.4%
North America Total	19,054.7	14,024.1	35.9%
South America
Domestic Market	2,210.8	1,694.6	30.0%
Exports	2,714.3	2,543.9	6.7%
South America Total	4,925.1	4,238.5	15.7%
BRF
Domestic Market	8,005.6	6,722.1	19.1%
Exports	7,419.7	6,606.2	12.3%
BRF Total	15,425.2	13,328.3	15.7%
Marfrig Consolidated
Domestic Market	27,528.00	20,968.9	31.3%
Exports	11,877.20	10,622.0	11.8%
Total Consolidated	39,405.20	31,590.9	24.7%

Below is a discussion of the changes in our net sales by business unit as set out in the table above:

North America

North America net sales for the three-month period ended March 31, 2025 increased by 35.9% from R$ 14,024.1 million for the three-month period ended March 31, 2024 to R$ 19,054.7 million for the three-month period ended March 31, 2025 due to an increase in sales volume and prices which was driven by the domestic market and effects of currency translations.

Domestic Market

Domestic sales across North America increased by 37.9% from R$ 12,552.2 million for the three-month period ended March 31, 2024, to R$ 17,311.6 million for the three-month period ended March 31, 2025. This was primarily due to continued growth in demand for beef protein and an increase in average selling prices.

Export Market

Export net sales across North America operations increased by 18.4% from R$ 1,471.9 million for the three-month period ended March 31, 2024, to R$ 1,743.2 million in net sales for the three-month period ended March 31, 2025. This increase was primarily due to the effects of currency translations.

South America

South America net sales increased by 15.7% from R$ 4,238.5 million for the three-month period ended March 31, 2024 to R$ 4,925.1 million for the three-month period ended March 31, 2025. This increase was mainly due to capacity expansion initiatives and a mix of greater value-added products.

Domestic Market

Domestic market net sales across our South America operation increased by 30.0% from R$1,694.6 million for the three-month period ended March 31, 2024 to R$2,210.8 million for the three-month period ended March 31, 2025. This increase was primarily due to higher average sales price, volume growth aligned with capacity expansion, and increased contribution of processed products in the sales portfolio.

Export Market

Export net sales across our South America operation increased by 6.7% from R$ 2,543.9 million for the three-month period ended March 31, 2024 to R$ 2,714.3 million for the three-month period ended March 31, 2025. This increase was mainly due to higher average export prices.

BRF

BRF net sales for the three-month period ended March 31, 2025 increased by 15.7% from R$13,328.3 million for the three-month period ended March 31, 2024 to R$ 15,425.2 million for the three-month period ended March 31, 2025. This increase is primarily driven by the positive cycle, where supply, primarily of chicken, is constrained across various geographies, coupled with increasing demand for proteins.

Domestic Market

BRF domestic sales for the three-month period ended March 31, 2025 increased by 19.1% from R$6,722.1 million for the three-month period ended March 31, 2024 to R$ 8,005.6 million for the three-month period ended March 31, 2025. This increase was primarily due to improved performance of processed products and higher sales volumes.

Export Market

BRF export net sales for the three-month period ended March 31, 2025 increased by 12.3% from R$6,606.2 million for the three-month period ended March 31, 2024 to R$ 7,419.7 million in net sales for the three-month period ended March 31, 2025. This increase was primarily due to higher average prices in U.S. dollars and currency translation effects.

Cost of Products and Goods Sold

Cost of products and goods sold increased by 25.3% from R$27,753.2 million for the three-month period ended March 31, 2024, to R$34,762.1 million for the three-month period ended March 31, 2025. This increase was mainly due to an increase in raw material costs across all segments.

The table below shows the composition of cost of products and goods sold:

	Three-Month Period Ended March 31,
Cost of Products and Goods Sold	2025	%	2024	%
	(in millions of R$, except where indicated)
Direct and Indirect Labor	(2,958.1)	8.5%	(2,435.9)	8.8%
Raw Materials	(20,127.5)	57.9%	(14,311.7)	51.6%
Production Costs	(3,076.9)	8.9%	(2,765.4)	10.0%
Total	(34,762.1)	100.0%	(27,753.2)	100.0%

Raw materials, which include animals, remained the chief component of cost of goods sold, accounting for 57.9% of the total cost of goods sold for the three-month period ended March 31, 2025, as compared to 51.6% for the three-month period ended March 31, 2024. This increase was mainly due to an increase of cattle costs in our North America segment.

Gross Profit

As a result of the above factors, our gross profit increased by 21.0% from R$3,837.7 million for the three-month period ended March 31, 2024 to R$4,642.9 million for the three-month period ended March 31, 2025. The main reason for this increase was an improvement of profitability performance in our South America and BRF segments.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled R$3,385.1 million for the three-month period ended March 31, 2025, a 15.4% increase from the R$2,933.4 million recorded for the three-month period ended March 31, 2024. The main reason for the increase was an increase in sales volume across our units which resulted in increased operating expenses.

Selling expenses increased by 10.9% from R$2,468.7 million for the three-month period ended March 31, 2024 to R$2,738.2 million for the three-month period ended March 31, 2025. The increase was mainly due to greater sales volumes, primarily in our North America segment, and the effects of currency translation when converted to reais.

General and administrative expenses increased by 39.2% from R$464.7 million for the three-month period ended March 31, 2024 to R$647.0 million for the three-month period ended March 31, 2025. The increase was primarily driven by greater expenses denominated in foreign currency and the effects of currency translations when converted to reais.

Other Operating Income (Expenses)

Other operating income (expenses), net, increased by 205.3%, from a net operating expense of R$13.2 million for the three-month period ended March 31, 2024 to net operating income of R$13.9 million for the three-month period ended March 31, 2025. This change was primarily driven by the sale of dormant plants, which had previously affected the results negatively.

Financial Income (Expenses)

The financial result for the three-month period ended March 31, 2025 was a net expense of R$1,340.1 million, compared to a net expense of R$972.5 million for the three-month period ended March 31, 2024. This increase of 37.8% was primarily due to an increase in gross debt and an increase in the baseline interest rate, particularly in Brazil.

Our net loss from trading is explained by the hedging instruments detailed in note 30 to our consolidated interim financial statements as of and for the three-month period ended March 31, 2025.

The table below includes a breakdown of our financial result:

	Three-Month Period Ended March 31,		% Change
	2025	2024	2025 x 2024
	(in millions of R$)
Financial Result
Interest received, earnings from marketable securities	413.8	340.1	21.7%
Interest, debentures and lease with financial institutions	(1,655.2)	(1,278.2)	29.5%
Inflation adjustments, bank expenses, amortization cost on debt and other	(9.9)	(138.6)	92.9. %
Translation gains and losses	(88.9)	104.1	185.4%
Total	(1,340,081)	(972.5)	37.8%
Financial income	3,731,428	1,926.1	93.7%
Financial expenses	(5,071,509)	(2,898.6)	75.0%
Financial Income (expense)	(1,340,081)	(972.5)	37.8%

Income and Social Contribution Taxes

We recorded tax credits from income and social contribution taxes in the amount of R$491.8 million for the three-month periods ended March 31, 2025.

For the for the three-month periods ended March 31, 2024, we recorded tax credits from income and social contribution taxes in the amount of R$228.2 million.

Net Income (Loss) for the Year from Continuing and Discontinuing Operations

Net income for the three-month period ended March 31, 2025, increased by 152.9%, from R$167.9 million for the three-month period ended March 31, 2024, to R$424.6 million for the three-month period ended March 31, 2025. This increase primarily reflects improved financial income and operational performance across key segments.

Net margin for the three-month period ended March 31, 2025 increased to 1.08% compared to 0.53% for the three-month period ended March 31, 2024.

Liquidity and Capital Resources

Sources and Uses of Cash

Our main sources of cash are (i) our cash flow from operations, (ii) our raising of long- and short-term debt and (iii) equity raising transactions. Our main uses of cash are costs and expenses related to our operations, cash requirements for capital expenditures related to investments in expansion and/or modernization of our plants, and repayment of debt.

The table below shows our cash flows for the periods indicated:

	Three -Month Period ended March 31,
	2025	2024
	(in millions of R$)
Cash flow provided by (used in) operating activities	2,960.6	1,386.7
Cash flow provided by (used in) investing activities	395.6	(2,222.1)
Cash flow provided by (used in) financing activities	(3,564.2)	(2,508.3)
Exchange variation on cash and cash equivalents	(568.3)	335.9
Discontinued operations net of cash	114.9	241.5
Cash flow in the periods	(661.5)	(2,766.3)

Cash flow provided by (used in) Operating Activities

Our cash flows from operating activities for the three-month periods ended March 31, 2025 and 2024 amounted to an inflow of R$2,960.6 million and an inflow of R$1,386.7 million, respectively, representing a 113% increase. In addition to requiring cash to finance our operations, we needed cash to fund investments, pursue strategic initiatives, and service our financial obligations. These cash needs during the periods were primarily met through a combination of operational cash flow and short- and long-term financing activities.

Cash flow provided by (used in) Investing Activities

Net cash provided by (used in) investing activities for the three-month periods ended March 31, 2025 and 2024 amounted to R$395.6 million and a net outflow of R$2,222.1 million, respectively. For the three-month period ended March 31, 2025, we directed investment cash flows towards operational improvements, acquisitions, and modernization, contrasting with the prior period’s higher outflows from other investment-related activities. A significant portion of investments is typically allocated to the maintenance, development, or expansion of our facilities.

Cash flow provided by (used in) Financing Activities

We used R$3,564.2 million (net) in financing activities for the three-month period ended March 31, 2025, compared to R$2,508.4 million (net) used for the three-month period ended March 31, 2024, representing a 42% increase. Our principal financing activities during the three-month period ended March 31, 2025, included debt repayments as part of our regular repayment schedule, as well as measures taken to manage our financial obligations.

Discontinued Operations

Minerva Transaction

On August 28, 2023, following our strategic shift to focus on the production of branded meat and products with higher value added, we decided to sell to Minerva S.A. certain cattle and sheep slaughter units in Argentina, Brazil, Chile and Uruguay, which are part of the South America segment.

On May 21, 2024, we received from the CPDC of Uruguay a resolution denying authorization for the sale of the assets located in Uruguay, comprising the cattle slaughter units in Colônia, Salto and San José.

On September 25, 2024, we received from the Administrative Council for Economic Defense (CADE), the approval for the transfer of the assets located in Brazil.

On October 28, 2024, we closed this transaction to sell the cattle and sheep slaughter units in Argentina, Brazil and Chile. As of that date, we received R$5.6 billion, in addition to R$1.5 billion that was paid at signing. The closing of the sale of our units in Uruguay remains subject to ongoing antitrust review subject to the approval by the CPDC. On October 30, 2024, the CPDC reaffirmed its prior decision. We filed an appeal against CPDC’s ruling on February 11, 2025.

Results of Discontinued Operations

The financial results for the three-month period ended March 31, 2025 include the results and cash flows of the Discontinued Operations. By contrast, the financial results for the three-month period ended March 31, 2024 reflect the results and cash flows of all assets involved in the Minerva transaction, which were classified as non-current assets held for sale in accordance with IFRS 5. As a result, the financial results for these periods are not directly comparable.

The tables below set forth certain selected income statement line items relating to our Discontinued Operations for the three-month period ended March 31, 2025 and 2024.

	Three -Month Period ended March 31,
	2025 (1)	2024 (2)
	(in millions of R$)
Net sales	74.7	750.8
Cost of products and goods sold	(23.6)	(506.3)
Gross profit	51.1	244.4
Operating expenses	(47.9)	(162.5)
Net financial result	6.7	(127.2)
Net operating income (loss)	(3.5)	(45.2)
Income and social contribution taxes	2.8	80.9
Loss from discontinued operations	(0.7)	35.7
Controlling interest discontinued operation	(0.7)	35.7
Non-controlling interest discontinued operation	—	(0)
Loss from discontinued operations	(0.7)	35.7

Note:—

(1)	Comprise the Discontinued Operations.

(2)	Comprise all assets subject to the Minerva Transaction.

The tables below set forth certain selected cash flow statement line items relating to our Discontinued Operations for the three-month periods ended March 31, 2025 and 2024:

	Three-month period ended March 31,
	2025(1)	2024(2)
	(in millions of R$)
Parent’s profit (loss) for the period	(0.7)	35.7
Non-cash items	4.0	115.7
Equity changes	115.5	(12.9)
Cash flow provided by (used) in operating activities	118.8	138.4
Cash flow used in investing activities	(12.2)	(22.2)
Cash flow provided by (used) in investing activities	(2.1)	162.3
Exchange variation on cash and equivalents	(5.7)	5.8
Cash flow for the year	98.8	284.3
Cash and cash equivalents	(16.1)	(42.8)
Discontinued operations, net of cash	114.9	241.5

Note:—

(1)	Comprise the Discontinued Operations.

(2)	Comprise all assets subject to the Minerva Transaction.

For additional information, see note 12 to our consolidated interim financial statements as of and for the three-month period ended March 31, 2025.